IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
December 8, 2005
Daniel F. Duchovny, Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

Re:	IVAX Corporation Schedule TO-I Filed November 23, 2005 File Number 005-37214
Dear Mr. Duchovny:
     As requested in the Staff’s comment letter dated December 5, 2005 regarding the above referenced filing this letter will confirm, on behalf of IVAX, that:
•	IVAX is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments in the above-referenced filing do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	IVAX may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This letter will also serve to acknowledge that IVAX understands that the Division of Enforcement has access to all information IVAX provides to the Staff of the Division of Corporation Finance in its review of IVAX’ filing or in response to its comments on IVAX’ filing.

Very truly yours,
/s/ Steven D. Rubin

Steven D. Rubin, Esq.
Senior Vice President, General Counsel and Secretary